575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

December 30, 2009

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Pre-Effective Amendment No. 3 to Registration on Form S-1

ETFS Platinum Trust

Registration No.: 333-158381

Dear Ladies and Gentlemen:

On behalf of ETF Securities USA LLC (the “Sponsor”), our client and the sponsor of the ETFS Platinum Trust (the “Trust”), we are filing with this correspondence pre-effective Amendment No. 3 (the “Amendment”) to the Trust’s registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Physical Platinum Shares under the Securities Act of 1933 (the “Securities Act”). Blacklined copies of the Amendment that have been marked to show changes as against pre-effective Amendment No. 2 to the Registration Statement (filed on October 20, 2009) are being sent to the staff of the Securities and Exchange Commission under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the staff’s comment letter to the Sponsor dated October 30, 2009 by Mr. H. Roger Schwall, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter). We have also made changes to the Registration Statement where appropriate in order to conform the Trust’s prospectus to changes made or being made in response to comments received from the staff regarding registration statements of other registrants sponsored by the Sponsor.

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1.	The requested disclosure has been included.

We have made such changes as have been requested in order to complete and include all information not previously included in the filing. All required exhibits, including the legality opinion have been included.

Securities and Exchange Commission

December 30, 2009

The filing now includes the required financial statements and corresponding accountant’s report, in compliance with Item 11(c) of Form S-1. All disclosures required by Item 11 of Form S-1 have been included. All required consents of experts and counsel are included in the filing.

All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

In the event that the Sponsor requests acceleration of the effective date of the Registration Statement on behalf of the Trust, it will furnish a letter containing the requested acknowledgements.

Please do not hesitate to contact me at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or the Amendment.

Very truly yours,
/s/ Peter J. Shea
Peter J. Shea

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Tracy L. McNeil Ms. Sandra Eisen Mr. Graham Tuckwell Mr. Greg Burgess Mr. Gregory Xethalis